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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
Jitney-Jungle Stores of America, Inc.               (Month/Day/Year)    Delchamps, Inc. (NASDAQ:DLCH)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)           09/12/97        5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
1770 Ellis Avenue; Suite 200                        Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                       64-0280539                                                 (Check Applicable
                                                 -----------------------                                           Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
Jackson               MS               39204                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

*See Attachment A
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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Common Stock                                      5,317,510 Shares                    I             By Delta Acquisition
                                                                                                       Corporation, a wholly-owned
                                                                                                       subsidiary of Jitney-Jungle
                                                                                                       Stores of America, Inc.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-96)
                                                    (Print or Type Responses)
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Explanation of Responses:


                                                                                 /s/ Michael E. Julian                       9/22/97
                                                                                 -----------------------------               -------
                                                                                 Michael E. Julian                            Date
                                                                                 Jitney-Jungle Stores of America, Inc.
                                                                                 President and Chief
                                                                                 Executive Officer

                                                                                 /s/ Bruce C. Bruckmann                      9/22/97
                                                                                 -----------------------------               -------
                                                                                 Bruce C. Bruckmann                           Date
                                                                                 Bruckmann, Rosser, Sherrill & Co., Inc.
                                                                                 Managing Director

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.
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                                                                                                                        Attachment A
                                                                                                                              Form 3

Designated Filer                                 Date of Event Requiring Statement      Issuer Name and Ticker or Trading Symbol
----------------                                 ---------------------------------      ----------------------------------------
                                                          (Month/Day/Year)
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Jitney-Jungle Stores of America, Inc.            09/12/97                               Delchamps, Inc. (NASDAQ:DLCH)

Additional Reporting Person(1)

Bruckmann, Rosser, Sherrill & Co., Inc.
126 E. 56th Street - 29th Floor
New York, NY 10022
EIN# 13-3807402


(1)  By virtue of its majority common stock ownership of Jitney-Jungle Stores of America, Inc. ("Jitney-Jungle"), Bruckmann,
     Rosser, Sherrill & Co., Inc. ("BRS") may be deemed to beneficially own the shares of common stock of Delchamps, Inc.
     beneficially owned by Jitney-Jungle. However, the filing of this Form 3 by BRS shall not be deemed an admission that BRS is a beneficial owner of such shares of Delchamps, Inc.

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